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04019658

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

NOV 2 6 2004

AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 446 81

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/01/03   AND ENDING   09/30/04

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500

(No. and Street)

Boston   MA   02110

(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher   614-470-8661

                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

DEC 16 2004

100 East Broad Street   Columbus   THOMSON FINANCIAL OH   43215

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Funds Distributor, Inc.**, as of **September 30, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Performance Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934 and Report of Independent
Auditors on Internal Control Pursuant to Securities
and Exchange Commission Rule 17a-5
September 30, 2004



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 23, 2004

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
September 30, 2004

Assets		
Cash	$	111,358
Investments		2,070
Distribution fees receivable		45,787
Receivable from affiliate		18,361
Prepaid expenses		6,095
Other receivables		100
Total assets	$	183,771
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	45,787
Accrued other expenses		906
Total liabilities		46,693
Stockholder's equity		
Common stock, par value $1.00; 1,000 shares authorized, 10 shares issued and outstanding		10
Capital in excess of par value		159,990
Accumulated deficit		(22,922)
Total stockholder's equity		137,078
Total liabilities and stockholder's equity	$	183,771

The accompanying notes are an integral part of these financial statements.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended September 30, 2004

Revenues

Distribution fees	$	521,511
Commission income		5,681
Other income		9,020
Interest income		70
Total revenues		536,282

Expenses

Distribution expense	513,270
Administrative service fee to affiliate	3,200
Other expenses	14,165
Intangibles tax	1,434
Licenses and fees	5,487
Loss on securities	345
Total expenses	537,901

Loss before taxes		(1,619)
Income taxes benefit		567
Net loss	$	(1,052)

The accompanying notes are an integral part of these financial statements.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, September 30, 2003	$ 10	$ 159,990	$ (21,870)	$ 138,130
Net loss	-	-	(1,052)	(1,052)
Balances, September 30, 2004	$ 10	$ 159,990	$ (22,922)	$ 137,078

The accompanying notes are an integral part of these financial statements.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended September 30, 2004

Cash flows from operating activities		
Net loss	$	(1,052)
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Loss on securities		345
Increase in distribution fees receivable		(4,208)
Increase in prepaid expenses		(1,470)
Decrease in receivable from affiliate		481
Increase in distribution fees payable		4,958
Decrease in other receivables		110
Increase in accrued other expenses		906
Net cash provided by operating activities		70
Cash flows from investing activities		
Sale of investments		111,288
Net cash provided by investing activities		111,288
Net change in cash and cash equivalents		111,358
Cash at September 30, 2003		-
Cash at September 30, 2004	$	111,358
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$	2,089

The accompanying notes are an integral part of these financial statements.

1.   Organization

Performance Funds Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter for Performance Funds Trust (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds. The Company receives distribution fees and commissions from these Funds.

2.   Summary of Significant Accounting Policies

Investment
Investment includes 300 shares of NASDAQ stock valued at $2,070. The carrying value of the Company's investment approximates its fair value at September 30, 2004.

Revenue Recognition
Fees earned by the Company are principally determined based on the average daily net assets of the Funds and are accrued monthly. Commissions are determined based on a percentage of sales and are accrued monthly.

Revenues from billings to the Funds' sponsor (other income) are accrued when the related services are incurred.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by financial institutions to the appropriate states.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all of its affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3.   **Related Party Transactions**

During the fiscal year ended September 30, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fees would not necessarily be the same if an unrelated party provided these services to the Company.

4.   **Net Capital Requirement**

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital under the Rule of $64,765, which was $39,764 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2004 was 0.72 to 1.

5.   **Regulatory Compliance**

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1
September 30, 2004

Total stockholder's equity from statement of financial condition			$ 137,078
Deductions			
Nonallowable assets			
Distribution fees receivable	$	45,787	
Investments		2,070	
Prepaid expenses		6,095	
Receivable from affiliates		18,361	72,313
Net capital			64,765
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)			25,000
Excess net capital			$ 39,764
Total aggregate indebtedness			$ 46,693
Percentage of aggregate indebtedness to net capital			72%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report amended filing at September 30, 2004 filed on November 23, 2004.

Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-1
September 30, 2004

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the
"Company") for the year ended September 30, 2004, we considered its internal control, including
control activities for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to provide assurance on the
internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under
    Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🗗

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 23, 2004

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